UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EXTRACT FROM THE RELEVANT PART OF EDENOR’S S.A. BOARD OF DIRECTORS MINUTE ° 425

MINUTE Nº 425: In the Autonomous City of Buenos Aires, on the 11th day of July 2018 at 4.00 PM in the corporate address of the Company, the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) whose signatures appear at the end of this minute are gathered namely: Carolina Sigwald, Eduardo Llanos, Maximiliano Fernández, Carlos Alberto Lorenzetti and Mariano García Mithieux. Permanent auditors Germán Wetzler Malbrán and Jorge Pardo on behalf of the Audit Committee are present. Likewise, alternate auditors Ignacio Álvarez Pizzo and Leandro Montero are herein incorporated to the deliberation of the Board. In view of the absence of Messrs. Chairman and Deputy Chairman it is unanimously decided that that the meeting is chaired by Ms. Carolina Sigwald who after verifying that there is quorum, declares the meeting to be in session and submits for the consideration of the Directors the FIRST ISSUE of the Agenda timely informed […]. Afterwards, issues FIFTH AND SIXTH of the Agenda are jointly taken into consideration: 5°) Consideration of Mr.  Carlos Vidal resignation to the position of Class B Permanent Auditor and 6°) Acceptance of the position by the Alternate Auditor Mr. Jorge Pardo. Ms. Sigwald takes the floor and informs that on last June 7th   the resignation of Mr. Carlos Manuel Vidal to his position of Permanent Auditor for which it was appointed in the Shareholders General Meeting held on April 26th, 2018 was received, being this Board in charge of taking into consideration and accepting the mentioned resignation, hereby motioned, to the extent that this does not impact the normal performance nor has been neither improper nor untimely. Likewise, it is informed that in accordance with the mentioned resignation, it corresponds to Mr. Jorge Roberto Pardo, appointed as Class B Alternate Auditor in the mentioned Assembly to hold office as a replacement. In this regard, on June 25th, 2018 Mr. Pardo sent a notification to the Company expressing his acceptance to the duty and establishing special domicile at Corrientes Avenue 389 of the Autonomous City of Buenos Aires. Having submitted the proposal for consideration, it is decided TO accept Mr. Carlos Manuel Vidal’s resignation to the position of Permanent Auditor and the acceptance of the duty by Mr. Jorge Roberto Pardo as a replacement. Subsequently, the SEVENTH ISSUE of the Agenda is submitted for consideration: 7°) Taking into consideration of Mr. Juan Martín Monge Varela’s rejection to the Alternate Director Class B position. Ms. Sigwald informs that on June 21st, 2018 Mr. Juan Martín Monge Varela notified the Company of his non-acceptance of the duty, for which he has been appointed in the Shareholders General Meeting held on April 26th, 2018, due to personal reasons. Consequently, the Board of Directors unanimously DECIDES TO set it on record and continue with the consideration of the EIGHTH ISSUE of the Agenda: […]. Ms. Sigwald thanks for the information supplied and there being no further issues to be discussed; the meeting is concluded at 6:30 pm.

Signed below by:: Carolina Sigwald, Eduardo Llanos, Maximiliano Fernández Carlos Lorenzetti, Mariano García Mithieux, German Wetzler Malbran, Jorge Pardo, Ignacio Alvarez Pizzo and Leandro Montero.-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: September 18, 2018